PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece [redacted]

05013197

BY COURIER

No/Date : F/D1 : 680/2-12-2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

RECEIVED DEC 0 9 2005 185

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement regarding a Directorate Change.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

PROCESSED
DEC 12 2005
THOMSON
FINANCIAL

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- An announcement regarding a Directorate Change

ANNOUNCEMENT

Following the resignation of Mr. I. Palaiokrassas as Chairman of the Board of Directors of PPC S.A., on Friday, December the 2nd , 2005, as per the Articles of Incorporation of the Company, Mr. Dimirtis Maniatakis, CEO, will also act temporarily as Chairman of the Board of Director.

Athens, 2 December 2005